SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 10-C

            Report by Issuer of Securities Quoted on NASDAQ
                     Interdealer Quotation System

             Filed Pursuant to Section 13 or 15(d) of the
                    Securities Exchange Act of 1934

       DATATREND SERVICES, INC. (FORMERLY KNOWN AS BABYSTAR, INC.)
          (Exact name of Issuer as specified in its charter)

               165 University Avenue, Westwood, MA 02090
                (Address of principal executive offices)

                            (617) 326-4100
            (Issuer's telephone number, including area code)

I.  Change In Number of Shares Outstanding

     1.  Title of Security:

     2.  Number of Shares Outstanding Before the Change:

     3.  Number of Shares Outstanding After the Change:

     4.  Effective Date of Change:

     5.  Method of Change:

II.  Change in Name of Issuer

     1.  Name prior to change: Babystar, Inc.

     2.  Name after change: Datatrend Services, Inc.

     3.  Effective date of charter amendment changing name: November 22, 1995

     4.  Date of shareholder approval of change, if required: November 14, 1995


Dated: November 28, 1995

                                       Datatrend Services, Inc.


                                       By:/s/ Mark A. Hanson
                                          President